March 13, 2020

Panagiotis Tolis
Chief Investor Relations Officer
Elvictor Group, Inc.
30 Wall Street (8th floor)
New York, NY 10005

       Re: Elvictor Group, Inc.
           Post-effective Amendment No. 4 to Registration Statement on Form S-1 Filed February 27, 2020
           File No. 333-225239

Dear Mr. Tolis:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-effective Amendment No. 4 to Registration Statement on Form S-1

Prospectus Cover Page, page i

1. We note that the Form S-1 registration statement that went effective on October 12, 2018 registered the offer and sale of 656,700 shares of common stock, but this post-effective amendment is seeking to register the offer and sale of an additional 1,668,605 shares.
       Please provide us with your analysis as to how you may register the offer and sale of these securities by means of a post-effective amendment, or revise your registration statement to remove the additional shares. Please refer to Securities Act Rule 413(a) and Securities
       Act Rules Compliance and Disclosure Interpretation 210.01.
2. Your prospectus makes inconsistent references to the fact that you are conducting a best efforts offering and may receive proceeds from this offering. For example, you state on page 1 that you "anticipate raising sufficient capital from this offering to market and grow
 Panagiotis Tolis
Elvictor Group, Inc.
March 13, 2020
Page 2
         [y]our Company." You make similar statements in your risk factors and plan of operations, among other places. Please revise your prospectus to consistently describe this offering as a resale transaction and state you will receive no proceeds from this offering.
Where You can Find More Information, page 37

3. You have included language incorporating by reference reports filed pursuant to Section
         13(a) and 15(d) of the Exchange Act since December 31, 2019. It appears you are not permitted to incorporate by reference because you have not filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year, and your stock is a penny stock. See Form S-1 General Instruction
         VII(C) and (D)(1)(c). See also Securities Act Forms Compliance and Disclosure
         Interpretation 113.08. Please revise your disclosure accordingly. Signatures, page II-5

4. Please provide the signatures for your principal financial officer or CFO, and your principal accounting officer or controller, as required by the Instructions to the Signatures on Form S-1. If a person is acting in more than one capacity, please indicate each capacity in which the person signs.
General

5. Please be advised that pursuant to Rule 8-08 of Regulation S-X, you were required to include audited financial statements for the year ended December 31, 2019 in this Post-
         effective Amendment. In this regard, you do not report income from continuing operations attributable to the registrant before taxes in either fiscal year 2018 or 2017
         (page F-16), and therefore, you do not satisfy the requirement of Rule 8-08(b)(3) of
         Regulation S-X. As such, you are required to update your financial statements in registration statements filed after 45 days but within 90 days of the year ended December
         31, 2019. Please revise your registration statement to update the financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 or Mara Ransom at 202-551-3264
with any other questions.



FirstName LastNamePanagiotis Tolis                              Sincerely,
Comapany NameElvictor Group, Inc.
March 13, 2020 Page 2                                           Division of
Corporation Finance
FirstName LastName                                              Office of Trade
& Services